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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                           Global Asset Holdings, Inc.
     ----------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
     ----------------------------------------------------------------------
                         (Title of Class of Securities)

                                   37931H-10-8
     ----------------------------------------------------------------------
                                 (CUSIP Number)

                                 Irving Greenman
                           Global Asset Holdings, Inc.
                       11900 Biscayne Boulevard, Suite 262
                                 Miami, FL 33181
     ----------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 20, 2002
     ----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37931H-10-8


1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

         Trans Voice, L.L.C.
-------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)   ...........................................................
   (b)   ...X.......................................................
-------------------------------------------------------------------------------
3. SEC Use Only........................................................
-------------------------------------------------------------------------------
4. Source of Funds (See Instructions)................
         Trans Voice, L.L.C.                OO (Exchange of shares)

-------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e)...........................................................
-------------------------------------------------------------------------------
6. Citizenship or Place of Organization .... United States of America......
-------------------------------------------------------------------------------
   Number of               7.       Sole Voting Power ................
   Shares                           Trans Voice L.L.C.               5,600,000
   Beneficially     -----------------------------------------------------------
   Owned                   8.       Shared Voting Power ........-0-............
   By               -----------------------------------------------------------
   Each                    9.       Sole Dispositive Power............
   Reporting                        Trans Voice L.L.C.               5,600,000
   Person           -----------------------------------------------------------
   With                    10.      Shared Dispositive Power ...-0-............
                    ------------------------------------------------------------
-------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                    Trans Voice L.L.C.                  5,600,000
-------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions).......................................
-------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)
                    Trans Voice L.L.C.                  100%
-------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)
                    Trans Voice L.L.C.           OO (limited liability company)
-------------------------------------------------------------------------------

CUSIP No. 37931H-10-8

-------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
         Trans Voice Investments, Inc.
-------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)   ...........................................................
   (b)   ...X.......................................................
-------------------------------------------------------------------------------
3. SEC Use Only........................................................
-------------------------------------------------------------------------------
4. Source of Funds (See Instructions)................
         Trans Voice Investments, Inc.      AF
-------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e)...........................................................
-------------------------------------------------------------------------------
6. Citizenship or Place of Organization .... United States of America......
-------------------------------------------------------------------------------
   Number of               7.       Sole Voting Power ................
   Shares                           Trans Voice Investments, Inc. 5,600,000 (1)
   Beneficially     -----------------------------------------------------------
   Owned                   8.       Shared Voting Power ......-0-..............
   By               ------------------------------------------------------------
   Each
   Reporting               9.       Sole Dispositive Power............
   Person                           Trans Voice Investments, Inc. 5,600,000 (1)
   With             ------------------------------------------------------------
                           10.      Shared Dispositive Power .........-0-......
                    ------------------------------------------------------------
        (1)  Owned indirectly through ownership in Trans Voice LLC
-------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person
       Trans Voice Investments, Inc.    5,600,000 (1)
        (1)  Owned indirectly through ownership in Trans Voice LLC
-------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)........................................
-------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)
                    Trans Voice Investments, Inc.    100% (1)
        (1)  Owned indirectly through ownership in Trans Voice LLC
-------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)
                    Trans Voice Investments, Inc.    CO
-------------------------------------------------------------------------------

CUSIP NO. 37931H-10-8                                                    Page 4
-------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
         Stanley Myatt
-------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)   ...........................................................
   (b)   ...X.......................................................
-------------------------------------------------------------------------------
3. SEC Use Only........................................................
-------------------------------------------------------------------------------
4. Source of Funds (See Instructions)................
         Stanley Myatt                      AF

-------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e)...........................................................
-------------------------------------------------------------------------------
6. Citizenship or Place of Organization .... United States of America......
-------------------------------------------------------------------------------
   Number of               7.       Sole Voting Power ................
   Shares                           Stanley Myatt                 2,800,000 (1)
   Beneficially            ----------------------------------------------------
   Owned                   8.       Shared Voting Power ..............-0-......
   By                      ----------------------------------------------------
   Each                    9.       Sole Dispositive Power............
   Reporting                        Stanley Myatt                2,800,000 (1)
   Person                  ----------------------------------------------------
   With                    10.      Shared Dispositive Power .........-0-...
                           ----------------------------------------------------
   (1)  Owned indirectly through ownership in Trans Voice Investments, Inc.
-------------------------------------------------------------------------------
11.    Aggregate Amount Beneficially Owned by Each Reporting Person
       Stanley Myatt                    2,800,000 (1)
       (1)  Owned indirectly through ownership in Trans Voice Investments, Inc.
-------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) ........................................
-------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
      Stanley Myatt    50% (1)
       (1)  Owned indirectly through ownership in Trans Voice Investments, Inc.
-------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)
                    IN
-------------------------------------------------------------------------------

CUSIP NO. 37931H-10-8                                                    Page 5

-------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
         Martin Miller
-------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)   ...........................................................
   (b)   ...X.......................................................
-------------------------------------------------------------------------------
3. SEC Use Only........................................................
-------------------------------------------------------------------------------
4. Source of Funds (See Instructions)................
         Martin Miller                AF
-------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e)...........................................................
-------------------------------------------------------------------------------
6. Citizenship or Place of Organization .... United States of America......
-------------------------------------------------------------------------------
   Number of               7.       Sole Voting Power ................
   Shares                           Martin Miller                 2,800,000 (1)
   Beneficially          ------------------------------------------------------
   Owned                   8.       Shared Voting Power ..............-0-......
   By                    ------------------------------------------------------
   Each                    9.       Sole Dispositive Power............
   Reporting                        Martin Miller                 2,800,000 (1)
   Person                ------------------------------------------------------
   With                    10.      Shared Dispositive Power .........-0-...
                         ------------------------------------------------------
   (1)  Owned indirectly through ownership in Trans Voice Investments, Inc.
-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
      Martin Miller                    2,800,000 (1)
   (1)  Owned indirectly through ownership in Trans Voice Investments, Inc.
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions) .......................................
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
   Martin Miller                    50% (1)
   (1)  Owned indirectly through ownership in Trans Voice Investments, Inc.
-------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)
                    IN
-------------------------------------------------------------------------------

CUSIP NO. 37931H-10-8                                                    Page 6


ITEM 1.       SECURITY AND ISSUER.
The title of the class of securities to which this filing relates is common stock, par value $.001 per share (the "Common Stock"), of Global Asset Holdings, Inc., a Florida corporation (the "Company"). The Company's principal executive office is located at 11900 Biscayne Boulevard, Suite 262 Miami, FL 33181.


ITEM 2.       IDENTITY AND BACKGROUND.

(a)      This statement is being filed by the following (each a "Reporting
Person"):
              Trans Voice, L.L.C.
              Trans Voice Investments, Inc.
              Stanley Myatt
              Martin Miller

(b) The business address of each of the Reporting Persons is 11900 Biscayne Boulevard, Suite 262, Miami, Florida 33181.

(c)           Trans Voice, L.L.C. is the sole shareholder of the Company;
              Trans Voice Investments, Inc. is the sole and managing member of Trans Voice L.L.C.;
              Stanley Myatt is the 50% shareholder, director, and President of Trans Voice Investments, Inc.; Martin Miller is the 50% shareholder, director and Vice President, Secretary and Treasurer in Trans Voice Investments, Inc.

(d) During the last five years, none of the Reporting Person have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Trans Voice, L.L.C. is a limited liability company formed in the United States.

              Trans Voice Investments, Inc. is a corporation formed under the laws of the state of Florida.
              Stanley Myatt is a United States citizen.
              Martin Miller is a United States citizen.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On June 18, 2002 (the closing of which occurred on June 20, 2002), Trans Voice, L.L.C. purchased 5,600,000 shares of the Common Stock from Trans Voice Investments, Ltd. in exchage for a promissory note in the amount of $1.2 million in a private transaction.

CUSIP NO. 37931H-10-8                                                    Page 7

ITEM 4.       PURPOSE OF TRANSACTION.

The Reporting Persons own securities of the Company for investment purposes and may from time to time increase or decrease his position in the Company's securities.


Except as set forth above, the Reporting Person does not have any plans or proposals which may result or would result in:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Company;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company's business or corporate structure;

(g) Changes in the Company's charter, bylaws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Company by any person;

(h) Causing a class of securities of the Company to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)    Any action similar to any of those enumerated above.


ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

(a) The Reporting Persons beneficially own the following interests in the Common Stock:

       Trans Voice L.L.C.--directly owns 5,600,000 shares representing
              100% of the class; Trans Voice Investments, Inc.--indirectly (as sole member of Trans Voice L.L.C.) beneficially owns 5,600,000 shares representing 100% of the class; Stanley Myatt--indirectly (as 50% shareholder of Trans Voice Investments, Inc.) owns 2,800,000 shares representing 50% of the class; and Martin Miller--indirectly (as 50% shareholder of Trans Voice Investments, Inc.) owns 2,800,000 shares representing 50% of the class.

CUSIP NO. 37931H-10-8                                                    Page 8


(b) The Reporting Persons have sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all of such shares.

(c) Except as disclosed in Item 3 above, the Reporting Persons have not made any transactions in the Common Stock during the past sixty (60) days.

(d)    None.

(e)    Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as otherwise described herein, there exists no contract, arrangement, understanding or relationship (legal or otherwise) between the Reporting Person and any other person or entity with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

None.

CUSIP NO. 37931H-10-8                                                    Page 9
                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Dated: July 1, 2002


                                   Trans Voice L.L.C.

                                   By: /s/  Trans Voice Investments, Inc.
                                       ----------------------------------

                                   Its:  Sole Member

                                       By:  /s/ Stanley Myatt
                                            -----------------------------

                                       Name:  Stanley Myatt

                                       Its:   President


                                   Trans Voice Investments, Inc.


                                   By: /s/ Stanley Myatt
                                       -----------------------------------
                                       Stanley Myatt

                                       Its:   President


                                       /s/ Stanley Myatt
                                       -----------------------------------
                                       Stanley Myatt


                                       /s/ Martin Miller
                                       -----------------------------------
                                       Martin Miller